# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tecogen Inc., CIK 0001537435
CUSIP: 87876P201
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 76 Treble Cove Road, Building 1, North Billerica, Massachusetts (MA), 01862
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001674697

## Reporting persons
- Tryfon Natsis and Depoina Pantopoulou, as Joint Tenants with the Right of Survivorship: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); sole voting power 0; shared voting power 460,300; sole dispositive power 0; shared dispositive power 460,300; aggregate amount beneficially owned 460,300 (1.8% of the class)
  Comment: Percent of class represented by amount in row (9) has been calculated based on 25,269,362 shares of Tecogen Inc. common stock outstanding as of May 20, 2025, as reported in Tecogen Inc.'s prospectus on Form 424B3 filed with the Securities and Exchange Commission on May 22, 2025.

## Item 1. Issuer
Name of issuer: Tecogen Inc.
Address of issuer's principal executive offices: 76 Treble Cove Road, Building 1, North Billerica, Massachusetts, 01862

## Item 2. Person Filing
Name of person filing: This statement is being filed by Tryfon Natsis and Despoina Pantopoulou, as spouses and Joint Tenants with the Right of Survivorship, as Reporting Persons.
Address of principal business office or, if none, residence: The residential address for each Reporting Person is Block 7, The St. Regis Saadiyat Island Residences, Al Saadiyat Island, 54345 Abu Dhabi, United Arab Emirates.
Citizenship: Each Reporting Person is a citizen of Greece.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 460,300 shares of Tecogen Inc. common stock.
Percent of class: 1.8% (based on 25,269,362 shares of Tecogen Inc. common stock outstanding as of May 20, 2025, as reported in Tecogen Inc.'s prospectus on Form 424B3 filed with the Securities and Exchange Commission on May 22, 2025).
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 460,300
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 460,300

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Tryfon Natsis and Depoina Pantopoulou, as Joint Tenants with the Right of Survivorship: /s/ Tryfon Natsis, Tryfon Natsis, in his capacity as a Joint Tenant with the Right of Survivorship (08/14/2025)
- Tryfon Natsis and Depoina Pantopoulou, as Joint Tenants with the Right of Survivorship: /s/ Despoina Pantopoulou, Despoina Pantopoulou, in her capacity as a Joint Tenant with the Right of Survivorship (08/14/2025)